Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

October 19, 2015

Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to additional comments provided by the staff of the Division of Investment Management (“Staff”) of the Securities and Exchange Commission (“Commission”) to the undersigned telephonically on September 16, 2015 regarding pre-effective amendment no. 3 to each Trust’s registration statement on Form N-1A (“Pre-Eff. No. 3”) filed on behalf of its respective series1 (each a “Fund” and together the “Funds”) on July 30, 2015.  The comments and Registrants’ responses are set forth below. Each Registrant expects to file a pre-effective amendment to its registration statement (“Pre-Eff. No. 4”) reflecting the relevant disclosure changes described herein, as well as the disclosure changes set forth in the correspondence filed on September 2, 2015 (Accession No. 0000940394-15-001096)(the “September Response Letter”). Pre-Eff. No. 4 also will include relevant disclosure changes made to other Eaton Vance funds after the filing of Pre-Eff. No. 3, along with certain other immaterial changes.

Comment No. 1:  Please add additional disclosure to each Fund Summary under “About NextShares” and/or “Purchases and Sales of Fund Shares” to inform retail investors about the unique aspects of trading NextShares in the secondary market.  The disclosure may go beyond the requirements of Form N-1A as to length and content of the Fund Summary.

Response 1:  Attached as Appendix A is the requested disclosure, which will appear in “Purchases and Sales of Fund Shares” under “Fund Summary” in each Fund prospectus and in each Fund’s summary prospectus.

________________

1

The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series:  Eaton Vance Balanced NextShares; Eaton Vance Global Dividend Income; Eaton Vance Growth NextShares; Eaton Vance Large-Cap Value NextShares; Eaton Vance Small-Cap NextShares; Eaton Vance Stock NextShares; Eaton Vance Richard Bernstein All Asset Strategy NextShares; Eaton Vance Richard Bernstein Equity Strategy NextShares; Parametric Emerging Markets NextShares; and Parametric International Equity NextShares.

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series:  Eaton Vance Bond NextShares; Eaton Vance Floating-Rate & High Income NextShares; Eaton Vance Global Macro Absolute Return NextShares; Eaton Vance Government Obligations NextShares; Eaton High Income Opportunities NextShares; Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares; Eaton Vance High Yield Municipal Income NextShares; and Eaton Vance National Municipal Income NextShares.

Valerie J. Lithotomos

October 19, 2015

Comment No. 2:  Please provide confirmation that each account included in the related performance information contained in the statutory prospectus of a Fund is managed in the same manner as the Fund.   Please also provide the guidance that supports the inclusion of related performance in the prospectuses of certain Funds.

Response 2:  Registrants confirm that each account included in the related performance information contained in the statutory prospectus of a Fund will have the same investment objective(s) and principal strategies and risks as that Fund, and will be managed in the same manner as the Fund by its investment adviser and, if applicable, sub-adviser. As noted on Appendix B to the September Response Letter, certain related accounts of Parametric Emerging Markets NextShares (“PEM Fund”) are not registered investment companies (“RICs”) and, as such, are not subject to the requirements of the Investment Company Act of 1940 and the Internal Revenue Code applicable to RICs.  Disclosure of this difference in the accounts relative to the PEM Fund accompanies the related performance disclosure in the PEM Fund prospectus.  The Staff guidance that supports the inclusion in a Fund prospectus of the performance of accounts that are managed in the same manner by its investment adviser and, if applicable, sub-adviser is Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996); GE Funds (pub. avail. Feb. 7, 1997); and Securities and Exchange Commission - IM Guidance Update No. 2013-05 (August 2013) (“IM Guidance”).2  In the IM Guidance, the Staff stated that “[t]he staff of the Division of Investment Management has previously expressed the view that a fund may include in its prospectus information concerning the performance of private accounts and other funds managed by the fund’s adviser that have substantially similar investment objectives, policies, and strategies to the fund, provided that the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information).”  Registrants believe that the presentation of related performance information in Fund prospectuses complies with the relevant guidance issued by the Staff.

Comment No. 3:  The Staff does not believe that the proposed definition of “global” in Global Dividend Income NextShares (“GDI Fund”) contained in the September Response Letter is consistent with Rule 35d-1.

Response 3: Registrant respectfully disagrees with the Staff’s position.  Registrant believes that GDI Fund’s policy of investing under normal market conditions (i) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries and (ii) in companies located in at least five different countries (including the United States) would lead a reasonable investor to conclude that GDI Fund invests in a manner consistent with the use of “global” in its name. Registrant also believes that GDI Fund’s policy “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Investment Company Names Rule Adopting Release (Release No. IC-24828 (January 17, 2001)(the “Release”).  Neither Rule 35d-1 nor the Release requires a fund with “global” in its name to invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) as proposed by the Staff (“40% Test”).3  Moreover,

________________

2

Other staff guidance relating to the inclusion of related account performance in sales materials is also supportive.  See ITT Harford Mutual Funds (pub. avail. Feb. 7, 1997); and Nicholas-Applegate (pub. avail. Feb. 7, 1997).

As noted in the September Response Letter, in response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and comply with the 40% Test.  According to the ICI report, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

Valerie J. Lithotomos

October 19, 2015

many funds that include the word “global” or “world” in their name do not appear to be subject to the 40% Test.  As Registrant noted in the September Response Letter, certain of the largest global funds disclose alternative “tests” for connoting investments around the world, such as “up to 35% in foreign securities” and “between 25-75% in securities of non-U.S. companies,” while others require investment in a minimum number of countries with no stated requirement to invest a percentage of net assets outside the United States.  Other global funds do not state any specific requirement in their prospectuses to invest globally.  Registrant believes that the definition of “global” in GDI’s prospectus is consistent with Rule 35d-1 and connotes investments around the world.

Representations:

The Trusts acknowledge that:

●

should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

●

the Trusts may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

Valerie J. Lithotomos

October 19, 2015

Appendix A

Purchases and Sales of Fund Shares

Buying and Selling Shares in the Secondary Market.  Shares of the Fund are listed and available for trading on The NASDAQ Stock Market LLC (the “Listing Exchange”) during the Listing Exchange’s core trading session (generally 9:30 am to 4:00 pm eastern time).   Shares may also be bought and sold on other national securities exchanges and alternative trading systems that have obtained appropriate licenses, adopted applicable rules and developed systems to support trading in Fund shares.  Fund shares may be purchased and sold in the secondary market only through a broker-dealer (“Broker”).  When buying or selling shares, you may incur trading commissions or other charges determined by your Broker. The Fund does not impose any minimum investment for shares of the Fund purchased in the secondary market.

Buying and selling Fund shares is similar in most respects to buying and selling ETFs and listed stocks. Throughout each trading day, market makers post on an exchange bids to buy shares and offers to sell shares.  Buyers and sellers submit trade orders through their Brokers.  The executing trading venue matches orders received from Brokers against market maker quotes and other orders to execute trades, and reports the results of completed trades to the parties to the trade, member firms and market data services.  Completed trades in Fund shares clear and settle just like ETF trades and listed stock trades, with settlement normally occurring on the third following business day (T+3).  Orders to buy and sell Fund shares that are not executed on the day the order is submitted are automatically cancelled as of the close of trading that day.

Trading in Fund shares differs from buying and selling ETFs and listed stocks in four respects:

•

how intraday prices of executed trades and bids and offers posted by market makers are expressed;

•

how to determine the number of shares to buy or sell if you seek to transact in an approximate dollar amount;

•

what limit orders mean and how limit prices are expressed; and

•

how and when the final price of executed trades is determined.

Intraday Prices and Quote Display Format.  The intraday price of executed trades and bids and offers quoted for Fund shares are all expressed relative to the Fund’s next daily NAV, rather than as an absolute dollar price.  As noted above, the Fund’s NAV is normally determined as of the close of regular market trading each business day. As an illustration, shares of the Fund may be quoted intraday at a best bid of “NAV -$0.01” and a best offer of “NAV +$0.02.”  A buy order executed at the quoted offer price would, in this example, be priced at two cents over the Fund’s NAV on the trade date.  If the last trade in Fund shares was priced at two cents over NAV (the current best offer), it would be displayed as “NAV +$0.02.”  Prices of executed trades and bid and offer quotes for Fund shares in NAV-based format can be accessed intraday on Brokers’ terminals or through market data services using the Fund’s ticker symbol.

Intraday Price and Quote Display Format
Last Trade:	Best Bid:	Best Offer:
NAV +$0.02*	NAV -$0.01**	NAV +$0.02***

For illustration purposes only.  Actual executed trade prices and bids and offers for Fund shares may be higher or lower than in this example.

*

Indicates that the most recent trade in Fund shares was executed at two cents above the Fund’s next daily net asset value per share.

**

Indicates that the highest current bid to buy shares posted by market makers is one cent less than the Fund’s next daily net asset value per share.

***

 Indicates that the lowest current offer to sell shares posted by market makers is two cents above the Fund’s next daily net asset value per share.

Sizing Buy and Sell Orders.  Like buying or selling dollar quantities of ETFs and listed stocks, determining the number of Fund shares to buy or sell if you seek to transact in an approximate dollar amount requires dividing the intended purchase or sale amount by the estimated price per share.  To assist buyers and sellers in estimating transaction prices,

Valerie J. Lithotomos

October 19, 2015

the Fund makes available at intervals of not more than 15 minutes during the Listing Exchange’s regular trading session an indicative estimate of the Fund’s current portfolio value (“Intraday Indicative Value” or “IIV”). IIVs can be accessed on Brokers’ terminals or through market data services using the Fund’s ticker symbol plus “.IV” (or similar).

The price of a transaction in Fund shares can be estimated as the sum of the most recent IIV and the current bid (for sales) or offer (for purchases). If, for example, you seek to buy approximately $15,000 of Fund shares when the current IIV is $19.98 and the current offer is NAV +$0.02, you should place an order to buy 750 shares (= $15,000 ÷ $20.00).  And if you seek to sell approximately $15,000 of Fund shares when the current IIV is $19.98 and the current bid is NAV -$0.01, you should sell 751 shares (≈ $15,000 ÷ $19.97).

Sizing Orders to Buy and Sell Shares
Desired Purchase Amount: $15,000	Current IIV: $19.98 Current Offer: NAV +$0.02 Est. Price $20.00	Shares to Purchase: 750*
Desired Sale Amount: $15,000	Current IIV: $19.98 Current Bid: NAV -$0.01 Est. Price $19.97	Shares to Sell: 751**

For illustration purposes only.  Actual IIVs and bid and offer prices for Fund shares may be higher or lower than in this example.

*

Indicates a target purchase amount of 750 shares if the buyer seeks to acquire approximately $15,000 of shares when the Fund’s IIV is $19.98 and the offer price is NAV +$0.02.

**

Indicates a target sale amount of 751 shares if the seller seeks to sell approximately $15,000 of shares when the Fund’s IIV is $19.98 and the bid price is NAV -$0.01.

Because IIVs are estimates and will generally differ from NAV, they cannot be used to calculate with precision the dollar value of a prescribed number of shares to be bought or sold.  Investors should understand that share transaction prices are based on the Fund’s next daily NAV, and that NAVs may vary significantly from IIVs during periods of intraday market volatility.

Limit Orders.  A “limit order” is an order placed with a Broker to buy or sell a prescribed number of shares at a specified price or better.  In entering limit orders to buy or sell Fund shares, limit prices are expressed relative to NAV (i.e., NAV +$0.02, NAV -$0.01), rather than as an absolute dollar price.  By using limit orders, buyers and sellers of NextShares can control their trading costs in a manner not available for ETFs.

Limit Order Format
Limit Buy Price:	NAV +$0.02*
Limit Sell Price:	NAV -$0.01**

For illustration purposes only.  Limit prices entered for orders to buy and sell shares may be higher or lower than in this example.

*

Indicates that the buyer seeks to purchase shares at the best available price, but no more than two cents above the next daily NAV.

**

Indicates that the seller seeks to sell shares at the best available price, but no less than one cent below the next daily NAV.

Although limit orders can be used to control differences in trade price versus NAV, they cannot be used to control or limit absolute trade execution prices.

Valerie J. Lithotomos

October 19, 2015

Final Prices of Executed Trades.  The premium or discount to NAV at which Fund shares trade is locked in at the time of trade execution, with the final price contingent upon the determination of NAV at the end of the trading day.  If, for example, an order to buy or sell shares executes at NAV +$0.02 and the Fund’s NAV on the day of the trade is $20.00, the final trade price is $20.02.

Final Prices of Executed Trades
Trade Execution: NAV +$0.02 NAV: 20.00 Final Trade Price $20.02*

For illustration purposes only.  Executed premiums/discounts and NAVs for Fund shares may be higher or lower than in this example.

*

Indicates that the final price of a transaction in Fund shares executed at two cents over the Fund’s next daily net asset value per share is $20.02 per share when the reference NAV is $20.00.

The premium or discount to NAV at which Fund shares trade depends on market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading. NextShares do not offer investors the opportunity to buy and sell intraday based on current (versus end-of-day) determinations of Fund value. Buyers and sellers of shares will not know the final trade price of executed trades until the Fund’s NAV is determined at the end of the trading day.  Trading prices of shares may be above, at or below NAV, and may vary significantly from NAV during periods of market volatility.

There can be no guarantee that an active trading market for NextShares will develop or be maintained, or that their listing will continue unchanged.  Frequent trading may detract from realized investment returns.  The return on a shareholder’s NextShares investment will be reduced if the shareholder sells shares at a greater discount or narrower premium to NAV than he or she acquired the shares.

Transactions Directly with the Fund.  The Fund issues and redeems shares only in Creation Unit blocks of 50,000 shares or multiples thereof. Creation Units may be purchased or redeemed only by or through “Authorized Participants,” which are Brokers or institutional investors that have entered into agreements with the Fund’s distributor for this purpose.  The Fund issues and redeems Creation Units in return for the securities, other instruments and/or cash (“Basket”) that the Fund specifies each business day.  The Fund’s Basket is not intended to be representative of current holdings and may vary significantly from current portfolio positions.  The Fund imposes transaction fees on Creation Units issued and redeemed to offset the cost to the Fund of processing the transaction and converting the Basket to or from the desired portfolio composition.   For more information, see “Buying and Selling Shares” in this prospectus.